UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

fuboTV Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series AA Convertible Preferred Stock
(Title of Class of Securities)

35953D203
(CUSIP Number of Class of Securities)

David Gandler
Chief Executive Officer
fuboTV Inc.

1330 Avenue of the Americas
New York, NY 10019
(212) 672-0055
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert G. Day, Esq. Douglas K. Schnell, Esq. Mark G.C. Bass, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Simone Nardi Chief Financial Officer Gina Sheldon, Esq. General Counsel fuboTV Inc. 1330 Avenue of the Americas New York, NY 10019 (212) 672-0055

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,043,381.04	$31,207.33

*	Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and based on the product of $17.52, the book value of each share of Series AA Convertible Preferred Stock as of December 31, 2020, and 16,326,677, the maximum number of shares of Series AA Convertible Preferred Stock to be exchanged in the exchange offer. Because there is no trading market for the Series AA Convertible Preferred Stock, the value of the Series AA Convertible Preferred Stock was based on its book value as of December 31, 2020.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,207.33
Form or Registration No.: Form S-4
Filing Party: fuboTV Inc.
Date Filed: January 26, 2021

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by fuboTV Inc., a Florida corporation (“fuboTV” or the “Company”), to exchange up to 16,326,677, or 100%, of the Company’s outstanding Series AA Convertible Preferred Stock (the “Series AA Preferred Stock”) for two shares of the Company’s common stock per share of Series AA Preferred Stock.

The Exchange Offer shall commence on the filing date hereof and shall expire at 5:00 p.m., New York City time, on February 26, 2021, unless extended or earlier terminated by the Company. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the subject company is fuboTV Inc. The address of the Company’s principal executive offices is 1330 Avenue of the Americas New York, NY 10019. The Company’s telephone number is (212) 672-0055.

(b) Securities.

The subject class of securities is the Company’s Series AA Preferred Stock. As of the date of this Schedule TO, 16,326,677 shares of Series AA Preferred Stock were outstanding.

(c) Trading Market and Price.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Market, Trading and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

fuboTV Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
David Gandler	Director and Chief Executive Officer
Edgar Bronfman Jr.	Executive Chairman and Director
Henry Ahn	Director
Daniel Leff	Director
Pär-Jörgen Pärson	Director
Ignacio Figueras	Director
Laura Onopchenko	Director
Simone Nardi	Chief Financial Officer
Jordan Fiksenbaum	President
Alberto Horihuela Suarez	Chief Marketing Officer

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The address and telephone number of each director and executive officer is: c/o fuboTV Inc., 1330 Avenue of the Americas, New York, NY 10019, and each person’s telephone number is (212) 672-0055.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Series AA Preferred Stock and Our Common Stock,” “Description of Our Capital Stock,” “Description of the Series AA Preferred Stock” and “Material U.S. Federal Income Tax Considerations,” as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

(b) Purchases.

The Exchange Offer is open to all holders of shares of Series AA Preferred Stock who validly tender and do not validly withdraw their shares of Series AA Preferred Stock. Therefore, any officer, director or affiliate of the Company who is a holder of shares of Series AA Preferred Stock may participate in the Exchange Offer on the same terms and conditions as all other holders of shares of Series AA Preferred Stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Prospectus in the sections entitled “Comparison of Rights Between the Series AA Preferred Stock and Our Common Stock,” “Description of Our Capital Stock” and “Description of the Series AA Preferred Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

Any shares of Series AA Preferred Stock acquired pursuant to the Exchange Offer will be cancelled.

(c) Plans. The information set forth in the Prospectus under “Summary” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

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Item 8. Interest in the Securities of the Subject Company.

(a) Securities Ownership.

As of January 21, 2021, shares of Series AA Preferred Stock were beneficially owned by the persons named above in Item 3(a) in the amounts and percentages set forth in the Prospectus in the section entitled “The Exchange Offer—Security Ownership,” which information is incorporated herein by reference.

(b) Securities Transactions.

There have been no purchase or sale transactions in the Series AA Preferred Stock by the Company or, to the Company’s knowledge, any of the persons named above in Item 3(a) in the 60 days preceding the date of this Exchange Offer. The information set forth in the Prospectus in the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Prospectus in the section entitled “Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Series AA Preferred Stock should tender their shares of Series AA Preferred Stock for exchange in the Exchange Offer.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Prospectus in the section entitled “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” is incorporated herein by reference. In addition, the financial statements and related notes and other information included in the Registration Statement are incorporated by reference herein.

As of September 30, 2020, the book value of the Series AA Preferred Stock per share was $17.51.

(b) Pro Forma Information.

The information set forth in the Prospectus in section entitled “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Prospectus and the related letter of transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Prospectus, dated January 26, 2021 (incorporated by reference to fuboTV Inc. Registration Statement on Form S-4 filed on January 26, 2021 (the “Registration Statement”))
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement)
(h)	Tax Opinion of Wilson Sonsini Goodrich & Rosati P.C. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUBOTV INC.

Date: January 26, 2021	By:	/s/ David Gandler
	Name:	David Gandler
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Prospectus, dated January 26, 2021 (incorporated by reference to fuboTV Inc. Registration Statement on Form S-4 filed on January 26, 2021 (the “Registration Statement”))
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement)
(h)	Tax Opinion of Wilson Sonsini Goodrich & Rosati P.C. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

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